SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2020

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

No. 48 Jinyi Road, Jinshan District, Shanghai, 200540

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXHIBITS

Exhibit Number

99.1	2020 Interim Results Announcement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: August 26, 2020	By:	/s/ Wu Haijun
	Name:	Wu Haijun
	Title:	Chairman of the Board of Directors

Exhibit 99.1

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

2020 Interim Results Announcement

For the Six Months Ended 30 June 2020

1.	IMPORTANT MESSAGE

1.1

This interim results summary of Sinopec Shanghai Petrochemical Company Limited (the “Company” or “Sinopec Shanghai”, together with its subsidiaries, the “Group”) for the six months ended 30 June 2020 (the “Reporting Period”) is extracted from the full text of the 2020 interim report. For detailed content, investors are advised to read the full text of the 2020 interim report which is published on the websites of the Shanghai Stock Exchange or other designated website of China Securities Regulatory Commission (“CSRC”), Hong Kong Exchanges and Clearing Limited and the Company.

1.2	Corporate Information

A Shares	Stock Exchange Listing Stock Short Name Stock Code	Shanghai Stock Exchange SHANGHAI PECHEM 600688

H Shares:	Stock Exchange Listing	The Stock Exchange of Hong Kong Limited (“Hong Kong Stock Exchange”) SHANGHAI PECHEM

	Stock Short Name	00338

Stock Code

American Depository	Stock Exchange Listing	New York Stock Exchange

Receipts (“ADR”):	Stock Code	SHI

	Secretary to the Board	Securities Affairs Representative

Name	Huang Fei	Yu Guangxian

Correspondence Address	48 Jinyi Road, Jinshan District, Shanghai, the People’s Republic of China (the “PRC”)	48 Jinyi Road, Jinshan District, Shanghai, the PRC

Postal Code: 200540
Postal Code: 200540

Telephone	8621-57943143	8621-57933728

Fax	8621-57940050	8621-57940050

E-mail	huangfei@spc.com.cn	yuguangxian@spc.com.cn

2.	MAJOR FINANCIAL DATA AND SHAREHOLDERS STATUS

2.1	Major Financial Data

Prepared under the People’s Republic of China (“China”) Accounting Standards for Business Enterprises (“CAS”)

2.1.1	Major Accounting Data

Unit: RMB’ 000

Major accounting data	The Reporting Period (January to June)	Corresponding period of the previous year	Increase/decrease as compared to the corresponding period of the previous year (%)
Operating income	35,663,352	51,992,583	-31.41
Total (loss)/profit	-2,354,618	1,359,243	-273.23
Net (loss)/profit attributable to equity shareholders of the holding company	-1,716,072	1,137,241	-250.90
Net (loss)/profit attributable to equity shareholders of the holding company excluding non-recurring items	-1,788,160	1,137,729	-257.17
Net cash (used in)/generated from operating activities	-2,904,221	245,974	-1,280.70

	As at the end of the Reporting Period	As at the end of the previous year	Increase/decrease at the end of the Reporting Period as compared to the end of the previous year (%)
Net assets attributable to equity shareholders of the Company	26,905,393	29,885,341	-9.97
Total assets	42,307,625	45,636,128	-7.29

2.1.2	Major Financial Indicators

Major financial indicators	The Reporting Period (January to June)	Corresponding period of the previous year	Increase/decrease as compared to the corresponding period of the previous year (%)
Basic (losses)/earnings per share (RMB/Share)	-0.159	0.105	-251.43
Diluted (losses)/earnings per share (RMB/Share)	-0.159	0.105	-251.43
Basic (losses)/earnings per share after non-recurring items (RMB/Share)	-0.164	0.106	-254.72
(Loss)/return on net assets (weighted average) (%)*	-6.588	3.676	Decrease 10.26 percentage points
(Loss)/return on net assets after non-recurring items (weighted average) (%)*	-6.835	3.698	Decrease 10.53 percentage points

*	The above-mentioned net assets do not include minority shareholders’ interests.

2.1.3	Differences between Financial Statements Prepared under CAS and those Prepared under International Financial Reporting Standards (“IFRS”)

Unit: RMB’ 000

	Net (loss)/profit attributable to equity shareholders of the holding company		Total equity attributable to equity shareholders of the holding company
	The Reporting Period	Corresponding period of the previous year	At the end of the Reporting Period	At the beginning of the Reporting Period
Prepared under CAS	-1,716,072	1,137,241	26,905,393	29,885,341
Prepared under IFRS	-1,670,829	1,143,560	26,884,345	29,863,288

For a detailed description of the differences between financial statements prepared under CAS and those prepared under IFRS, please refer to the Supplementary Information to the Financial Statements prepared under CAS contained in the 2020 interim report.

2.1.4	Non-recurring Profit and Loss Items (Prepared under CAS)

Unit: RMB’ 000

Non-recurring profit and loss items	Amount
Gains on disposal of non-current assets	2,186
Government grants recorded in profit and loss	21,495
Employee reduction expenses	-11,554
Profits from changes in fair value of derivative financial assets and liabilities	9,281
Gains from structured deposits	73,170
Gains on foreign exchange options	1,031
Loss on selling of fair value through other comprehensive income	-13,185
Other non-operating income and expenses other than those mentioned above	-10,438
Income tax effect	131
Effect attributable to minority interests (after tax)	-29

Total	72,088

2.2	Shareholding of the Top Ten Shareholders as at the end of the Reporting Period

Number of shareholders of ordinary shares as at the end of the Reporting Period	95,776

Unit: Shares

Shareholding of the top ten shareholders

Name of shareholders (Full name)	Class of shares	Increase/ decrease of shareholding during the Reporting Period (shares)	Number of shares held at the end of the Reporting Period (shares)	Percentage of Shareholding (%)	Number of shares held with selling restrictions (shares)	Pledged/frozen		Nature of shareholders
						Status of shares	Number of shares
China Petroleum & Chemical Corporation	A shares	0	5,460,000,000	50.44	0	None	0	State- owned legal person
HKSCC (Nominees) Limited	H shares	-809,717	3,453,874,030	31.91	0	Unknown	—	Overseas legal person
China Securities Finance Corporation Limited	A shares	0	324,111,018	2.99	0	None	0	Others
Central Huijin Investment Limited	A shares	0	67,655,800	0.63	0	None	0	Others
HKSCC Limited	A shares	-13,130,965	64,546,170	0.60	0	None	0	Others
Huitianfu Fund Management Co., Ltd.—Social Security Fund 1103 portfolio	A shares	5,000,000	50,000,620	0.16	0	None	0	Others
GF Fund – Agricultural Bank of China – GF CSI Financial Asset Management Plan	A shares	0	45,222,300	0.42	0	None	0	Others
Dacheng Fund – Agricultural Bank of China – Dacheng CSI Financial Asset Management Plan	A shares	0	43,531,469	0.40	0	None	0	Others
China Asset Fund – Agricultural Bank of China – China Asset CSI Financial Asset Management Plan	A shares	0	43,083,750	0.40	0	None	0	Others
Bosera Fund – Agricultural Bank of China – Bosera CSI Financial Asset Management Plan	A shares	0	43,083,700	0.40	0	None	0	Others

Note on connected relations or acting in concert of the above shareholders	Among the above-mentioned shareholders, China Petroleum & Chemical Corporation (“Sinopec Corp.”), a State-owned legal person, does not have any connected relationship with the other shareholders, and does not constitute an act-in-concert party under the Administrative Measures on Acquisition of Listed Companies. Among the above-mentioned shareholders, HKSCC (Nominees) Limited is a nominee. Apart from the above, the Company is not aware of any connected relationship among the other shareholders, or whether any other shareholder constitutes an acting-in-concert party under the Administrative Measures on Acquisition of Listed Companies.

2.3	Interests and short positions of the substantial shareholders of the Company in shares and underlying shares of the Company

As at 30 June 2020, so far as was known to the Directors or chief executive of the Company, the interests and short positions of the Company’s substantial shareholders (being those who are entitled to exercise or control the exercise of 5% or more of the voting power at any general meeting of the Company but excluding the Directors, chief executive and Supervisors) in the shares and underlying shares of the Company who are required to disclose their interests pursuant to Divisions 2 and 3 of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) (the “SFO”) or as recorded in the register of interests required to be kept under section 336 of the SFO were as set out below:

Interests in ordinary shares of the Company

Name of shareholder	Interests held or deemed as held (shares)	Note	Percentage of total issued shares of the Company (%)	Percentage of total issued shares of the relevant class (%)	Capacity
China Petroleum & Chemical Corporation (“Sinopec Corp.”)	5,460,000,000 A shares (L) Shares of legal person	(1)	50.44 (L)	74.50 (L)	Beneficial owner
The Bank of New York Mellon Corporation	405,786,808H shares (L) 348,916,700H shares (S) 53,222,904H shares (P)	(2)	3.75 (L) 3.22 (S) 0.49 (P)	11.61 (L) 9.98 (S) 1.52 (P)	Interests of controlled corporation
BlackRock, Inc.	321,970,895H shares (L) 36,728,400H shares (S)	(3)	2.97 (L) 0.34 (S)	9.21 (L) 1.05 (S)	Interests of controlled corporation
Corn Capital Company Limited	211,008,000H shares (L) 200,020,000H shares (S)	(4)	1.95 (L) 1.85 (S)	6.04 (L) 5.72 (S)	Beneficial owner
Hung Hin Fai	211,008,000H shares (L) 200,020,000H shares (S)	(4)	1.95 (L) 1.85 (S)	6.04 (L) 5.72 (S)	Interests of controlled corporation
Yardley Finance Limited	200,020,000H shares (L)	(5)	1.85 (L)	5.72 (L)	Secured equity holders
Chan Kin Sun	200,020,000H shares (L)	(5)	1.85 (L)	5.72 (L)	Interests of controlled corporation
Citigroup Inc.	227,905,889H shares (L) 11,912,455H shares (S) 208,391,836H shares (P)	(6)	2.11 (L) 0.11 (S) 1.93 (P)	6.52 (L) 0.34 (S) 5.96 (P)	Secured equity holders, Interests of controlled corporation, and approved lending agents
Wellington Management Group LLP	213,197,224H shares (L) 13,926H shares (S)	(7)	1.97 (L) —	6.10 (L) —	Investment manager

(L): Long position; (S): Short position; (P): Lending Pool

Note:

(1)

Based on the information obtained by the Directors from the website of The Hong Kong Stock Exchange and as far as the Directors are aware, China Petrochemical Corporation directly and indirectly owned 68.77% of the issued share capital of Sinopec Corp. as at 30 June 2020. By virtue of such relationship, Sinopec Group is deemed to have an interest in the 5,460,000,000 A shares of the Company directly owned by Sinopec Corp.

(2)

All the 405,786,808 H shares (long position) and 348,916,700 H shares (short position) are deemed to be held by The Bank of New York Mellon Corporation, due to control of multiple companies (among which 348,916,700 H shares (short position) are held through physical-settlement unlisted derivatives) Below are the companies indirectly or wholly owned by The Bank of New York Mellon Corporation:

(2.1)

All the 405,769,008 H shares (long position) and 348,916,700 H shares (short position) are held by The Bank of New York Mellon. Since The Bank of New York Mellon is wholly owned by The Bank of New York Mellon Corporation, The Bank of New York Mellon Corporation is deemed to have an interest in the 405,769,008 H shares (long position) and 348,916,700 H shares (short position) of the Company held by The Bank of New York Mellon.

(2.2)

All the 17,800 H shares (long position) are held by BNY MELLON, NATIONAL ASSOCIATION. Since BNY MELLON NATIONAL ASSOCIATION is wholly owned by The Bank of New York Mellon Corporation, The Bank of New York Mellon Corporation is deemed to have an interest in the 17,800 H shares (long position) of the Company held by BNY MELLON, NATIONAL ASSOCIATION.

(3)

All the 321,970,895 H shares (long position) (among which 2,806,000 H shares (long position) are held through cash settled unlisted derivatives) and 36,728,400 H shares (short position) (among which 334,000 H shares (short position) are held through cash settled unlisted derivatives) are deemed to be held by BlackRock, Inc., due to control of multiple companies. Below are the companies indirectly wholly owned by BlackRock, Inc:

(3.1)

All the 2,355,000 H shares (long position) are held by BlackRock Investment Management, LLC. Since BlackRock Investment Management, LLC is indirectly wholly owned by BlackRock, Inc. through Trident Merger, LLC, BlackRock, Inc. is deemed to have an interest in the 2,355,000 H shares (long position) of the Company held by BlackRock Investment Management, LLC.

(3.2)

All the 15,058,700 H shares (long position) are held by BlackRock Financial Management, Inc. Since BlackRock Financial Management, Inc. is indirectly wholly owned by BlackRock, Inc. through BlackRock Holdco 2, Inc., BlackRock, Inc. is deemed to have an interest in the 15,058,700 H shares (long position) of the Company held by BlackRock Financial Management, Inc. In addition, BlackRock Financial Management, Inc. is interested in the shares of the Company through the following companies:

(3.2.1)	1,070,000 H shares (long position) are held by BlackRock Advisors, LLC.

(3.2.2)	BlackRock Holdco 4, LLC is wholly owned by BlackRock Financial Management, Inc. BlackRock Holdco 4, LLC is interested in the shares of the Company through the following companies:

(3.2.2.1)	56,398,337 H shares (long position) and 36,394,400 H shares (short position) are held by BlackRock Institutional Trust Company, National Association.

(3.2.2.2)	83,156,000 H shares (long position) are held by BlackRock Fund Advisors.

(3.3)

86% of interest in BR Jersey International Holdings L.P. are indirectly held by BlackRock, Inc. BR Jersey International Holdings L.P. is interested in the shares of the Company through the following companies:

(3.3.1)	5,044,788 H shares (long position) are held by BlackRock Japan Co., Ltd. (which is indirectly wholly owned by BR Jersey International Holdings L.P.)

(3.3.2)	942,000 H shares (long position) are held by BlackRock Asset Management Canada Limited (which is 99.9% indirectly held by BR Jersey International Holdings L.P.)

(3.3.3)	1,596,000 H shares (long position) are held by BlackRock Investment Management (Australia) Limited (which is indirectly wholly owned by BR Jersey International Holdings L.P.)

(3.3.4)	1,991,813 H shares (long position) are held by BlackRock Asset Management North Asia Limited (which is indirectly wholly owned by BR Jersey International Holdings L.P.)

(3.3.5)	1,124,000 H shares (long position) are held by BlackRock (Singapore) Limited (which is indirectly wholly owned by BR Jersey International Holdings L.P.)

(3.4)

90% of interest in BlackRock Group Limited is indirectly held by BR Jersey International Holdings L.P. (See (3.3) above). BlackRock Group Limited is interested in the shares of the Company through the following companies, which are directly or indirectly wholly owned by BlackRock Group Limited:

(3.4.1)	552,000 H shares (long position) are held by BlackRock (Netherlands) B.V.

(3.4.2)	1,794,000 H shares (long position) are held by BlackRock Advisors (UK) Limited.

(3.4.3)	30,898,998 H shares (long position) are held by BlackRock Investment Management (UK) Limited.

(3.4.4)	19,603,951 H shares (long position) are held by BlackRock Fund Managers Limited.

(3.4.5)	372,000 H shares (long position) are held by BlackRock International Limited.

(3.4.6)	7,848,308 H shares (long position) are held by BlackRock Life Limited.

(3.4.7)	31,433,000 H shares (long position) are held by BlackRock Asset Management Ireland Limited.

(3.4.8)	60,704,000 H shares (long position) and 334,000 H shares (short position) are held by BLACKROCK (Luxembourg) S.A.

(3.4.9)	28,000 H shares (long position) are held by BlackRock Asset Management (Schweiz) AG.

(4)

These shares were held by Corn Capital Company Limited. Hung Hin Fai held 100% interests in Corn Capital Company Limited. Pursuant to the SFO, Hung Hin Fai was deemed to be interested in the shares held by Corn Capital Company Limited.

(5)

These shares were held by Yardley Finance Limited. Chan Kin Sun held 100% interests in Yardley Finance Limited. Pursuant to the SFO, Chan Kin Sun was deemed to be interested in the shares held by Yardley Finance Limited.

(6)

Of the H shares (long position) held by Citigroup Inc., 4,535,100 H shares (long position) are held through physically settled listed derivatives, 5,222,031 H shares (long position) are held through physically settled unlisted derivatives, and 226,000 H shares (long position) are held through cash settled unlisted derivatives. Of the H shares (short position) held by Citigroup Inc., 2,450,000 H shares (short position) are held through cash settled unlisted derivatives. In addition, Citigroup Inc. is deemed to hold a total of 227,905,889 H shares (long position) and 11,912,455 H shares (short position) of the Company, due to control of multiple companies. The following companies are indirectly owned by Citigroup Inc.:

(6.1)

All the 208,391,836 H shares (long position) are held by Citibank, N.A. Since Citibank, N.A. is indirectly wholly owned by Citigroup Inc., Citigroup Inc. is deemed to have an interest in the 208,391,836 H shares (long position) of the Company held by Citibank, N.A.

(6.2)

All the 5,518,486 H shares (long position) are held by Citigroup Global Markets Hong Kong Limited. Since Citigroup Global Markets Hong Kong Limited is indirectly wholly owned by Citigroup Inc., Citigroup Inc. is deemed to have an interest in the 5,518,486 H shares (long position) of the Company held by Citigroup Global Markets Hong Kong Limited.

(6.3)

All the 3,300 H shares (long position) and 296,455 H shares (short position) are held by Citigroup Global Markets Inc. Since Citigroup Global Markets Inc. is indirectly wholly owned by Citigroup Inc., Citigroup Inc. is deemed to have an interest in the 3,300 H shares (long position) and 296,455 H shares (short position) of the Company held by Citigroup Global Markets Inc.

(6.4)

All the 13,992,267 H shares (long position) and 11,616,000 H shares (short position) are held by Citigroup Global Markets Limited. Since 90% of interest in Citigroup Global Markets Limited are indirectly held by Citigroup Inc., Citigroup Inc. is deemed to have an interest in the 13,992,267 H shares (long position) and 11,616,000 H shares (short position) of the Company held by Citigroup Global Markets Limited.

(7)

Of the H shares (short position) held by Wellington Management Group LLP, 13,926 H shares (short position) are held through cash settled listed derivatives. In addition, Wellington Management Group LLP is deemed to hold a total of 213,197,224 H shares (long position) and 13,926 H shares (short position) of the Company, due to control of multiple companies. The following companies are indirectly owned by Wellington Management Group LLP:

(7.1)

All the 12,482,220 H shares (long position) and 11,514 H shares (short position) are held by Wellington Management Company LLP. Since 99.99% of interest in Wellington Management Company LLP are directly held by Wellington Investment Advisors Holdings LLP, 99.99% of interest in Wellington Investment Advisors Holdings LLP are directly held by Wellington Group Holdings LLP, and 99.70% of interest in Wellington Group Holdings LLP are directly held by Wellington Management Group LLP, Wellington Management Group LLP is deemed to have an interest in the 12,482,220 H shares (long position) and 11,514 H shares (short position) of the Company held by Wellington Management Company LLP.

(7.2)

All the 436 H shares (short position) are indirectly held by Wellington Management Hong Kong Ltd. Since Wellington Management Hong Kong Ltd is wholly owned by Wellington Management Global Holdings, Ltd., and Wellington Management Global Holdings, Ltd. is held by Wellington Investment Advisors Holdings LLP, Wellington Management Group LLP (see (7.1)) is deemed to have an interest in the 436 H shares (short position) of the Company held by Wellington Management Hong Kong Ltd.

(7.3)

All the 1,917 H shares (short position) are indirectly held by Wellington Management International Ltd. Since Wellington Management International Ltd is wholly owned by Wellington Management Global Holdings, Ltd., and Wellington Management Global Holdings, Ltd. is held by Wellington Investment Advisors Holdings LLP, Wellington Management Group LLP (see (7.1)) is deemed to have an interest in the 1,917 H shares (short position) of the Company held by Wellington Management International Ltd.

(7.4)

All the 200,715,004 H shares (long position) and 59 H shares (short position) are held by Wellington Management Singapore Pte. Ltd. Since Wellington Management Singapore Pte. Ltd. is wholly owned by Wellington Management Global Holdings, Ltd., and Wellington Management Global Holdings, Ltd. is held by Wellington Investment Advisors Holdings LLP, Wellington Management Group LLP (see (7.1)) is deemed to have an interest in the 200,715,004 H shares (long position) and 59 H shares (short position) of the Company held by Wellington Management Singapore Pte. Ltd.

Save as disclosed above, as at 30 June 2020, the Directors have not been notified by any person (other than the Directors, chief executive and Supervisors) who had interests or short positions in the shares or underlying shares of the Company which would fall to be disclosed to the Company pursuant to Divisions 2 and 3 of Part XV of the SFO or as recorded in the register of interests required to be kept by the Company under Section 336 of the SFO.

2.4	Interests and Short Positions of the Directors, Chief Executive and Supervisors in Shares and Underlying Shares and Debentures of the Company or its Associate Corporation

As at 30 June 2020, the interests and short positions of the Directors, chief executive and Supervisors of the Company in the shares, underlying shares and debentures of the Company or its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO); or to be recorded in the register of interests required to be kept under Section 352 of the SFO; or as otherwise notified to the Company and the Hong Kong Stock Exchange pursuant the “Model Code for Securities Transactions” set out in Appendix 10 to the “Hong Kong Listing Rules” were as follows:

Interests in the Shares and Underlying Shares of the Company

Name	Position	Number of shares (shares)	Percentage of total issued shares (%)	Percentage of total issued A shares (%)	Capacity
Jin Qiang	Executive Director and Vice President	301,000 A shares (L)	0.0028	0.0041	Beneficial owner
Jin Wenmin	Executive Director and Vice President	175,000 A shares (L)	0.0016	0.0024	Beneficial owner
Huang Xiangyu	Executive Director and Vice President	140,000 A shares (L)	0.0013	0.0019	Beneficial owner
Zhang Feng	Supervisor	10,000 A shares (L)	0.0001	0.0001	Beneficial owner
Chen Hongjun	Supervisor	31,400 A shares (L)	0.003	0.0004	Beneficial owner

(L): Long position

Save as disclosed above, as at 30 June 2020, so far as was known to the Directors, chief executive and Supervisors of the Company, none of the Directors, chief executive or Supervisors of the Company had any interests or short positions in the shares, underlying shares and debentures of the Company or its associated corporations which were required to be disclosed or recorded pursuant to the SFO and the Hong Kong Listing Rules as mentioned above.

3.	REPORT OF THE DIRECTORS

3.1	Management Discussion and Analysis of the Overall Operations during the Reporting Period

(The following discussion and analysis should be read in conjunction with the unaudited financial report of the Group and the notes in the 2020 interim report. Unless otherwise specified, certain financial data involved interim report hereinafter are extracted from the unaudited interim financial report of the Group prepared in accordance with IFRS.)

Review and Discussion of Operating Results

In the first half of 2020, world economic growth has slowed down sharply, and the coronavirus disease -19 (“COVID-19”) has brought the most severe challenge to the global economy since the 2008 financial crisis. The U.S. economy has entered a recession since the first quarter. Even though there were signs of recovery afterwards, there are still high uncertainties existing for economic recovery. The growth in Gross Domestic Product (“GDP”) of major economies in the Eurozone and Japan declined significantly, industrial production capacity has been reduced, and unemployment rates in many countries substantially increased. Facing the severe challenges brought by COVID-19, as well as the complicated and ever-changing domestic and foreign environment, China’s GDP fell by 1.6% year-on-year in the first half of the year. As everyone has exerted efforts in pandemic prevention, as well as national promotion of economic performance and social development, China’s economy started to improve after the worsening situation in the first half of the year, GDP in the second quarter increased by 3.2% year on year, and a steady economic recovery could be seen as well. Profits of the petroleum and chemical industries fell sharply, due to the challenges caused by not only uncertainties brought by COVID-19, global trade policies and crude oil prices, but also continuous decline in product prices, historical declines in production and sales, and pressure of additional production and import capacity, all of which adversely affected the industry’s operation.

In the first half of 2020, despite the severe and complicated domestic and international economic and industrial situations, the Group completely eased away the pressure caused by COVID-19 and low oil prices by highly focusing on epidemic prevention and control, safety and environmental protection, production and operation, the 100-Day Breakthroughs, reform and development, etc., resulting in stable and orderly production and operation. The Company’s annual target is well achieved, with most of the indicators having met the time schedule or other control requirements. As of 30 June 2020, the Group’s turnover reached RMB35,627.6 million, representing a decrease of RMB16,327.6 million, or 31.43% from the same period last year. Pre-tax loss of RMB2,309.4 million was recorded (pre-tax profit of RMB1,365.6 million in the same period last year), representing a year-on-year decrease of RMB3,674.9 million. Loss after tax and non-controlling shareholders’ equity was RMB1,670.8 million (a profit of RMB1,143.6 million in the same period last year), representing a year-on-year decrease of RMB2,814.4 million.

In the first half of 2020, the total amount of commodities produced by the Group was 6,653,100 tons, representing a decrease of 3.27% from the same period of last year. From January to June, 7.0183 million tons of crude oil were processed (including 211,700 tons of crude oil processing on given materials), a decrease of 6.08% over the same period last year. The production of refined oil was 3.9475 million tons, a year-on-year decrease of 11.58%, of which gasoline was 1,473,900 tons, a year-on-year decrease of 12.69%; diesel was 1,836,100 tons, a year-on-year decrease of 0.82%; aviation kerosene was 637,600 tons, a year-on-year decrease of 31.08%; LPG was 430,500 tons, a year-on-year decrease of 5.58%. The production of ethylene was 409,000 tons, a year-on-year decrease of 3.06%; para-xylene was 320,200 tons, a year-on-year decrease of 2.82%. Production of synthetic resins and plastics was 531,400 tons (excluding polyester and polyvinyl alcohol), an increase of 4.83% year-on-year. The production of synthetic fiber raw materials was 273,600 tons, a year-on-year decrease of 9.19%; the production of synthetic fiber polymers was 165,600 tons, a year-on-year decrease of 13.62%; the production of synthetic fibers was 72,600 tons, a year-on-year decrease of 22.93%. In the first half of the year, the product sales rate and payment return rate of the Group were 100.45% and 100.00% respectively.

The epidemic prevention and control achieved phased success. Since the outbreak of COVID-19, the Group has immediately taken action to respond and carry out orderly pandemic control measures on Company staff and contractors, guaranteed material supply for pandemic control, and cooperated with local communities to prevent and control the pandemic, etc. Meanwhile, the Group prioritized the production of medical-grade polypropylene, as well as successfully developed and produced raw materials of melt-blown nonwovens for mask manufacturing. As a result, the Group produced in total 10,452 tons of Y2600T polymer chips base material, 5,728 tons of Y2600T-F polypropylene and 3,289 tons of specialized materials for melt-blown nonwovens. The Group vigorously promoted information technology applications, optimized daily routines and working arrangements to achieve “zero infection case internally or imported from the external”, and therefore ensured the stability of the team and the Group.

Safety and environmental protection situations were under control. In the first half of the year, the Group fully implemented process safety management measures, strengthened fundamental environmental protection management and LDAR (leak detection and repair) which basically achieved full coverage. In order to enhance safety management ability, the Group formulated and implemented a special rectification plan, and carried out a series of educational promotion and emergency drills in “Safe Production Month”. From January to June, the Group achieved 100% wastewater discharge compliance rate, while the total emissions of COD, ammonia nitrogen, SO2, and NOX decreased by 10.69%, 8.16%, 10.76% and 11.61% year-on-year, respectively. The average concentration of VOCs at the boundary of the plant decreased by 19.71% year-on-year. The Group’s accumulated comprehensive energy consumption was 0.755 tons of standard coal per RMB10,000, representing an increase of 1.29% compared with the annual total of 0.745 tons of standard coal per RMB10,000 last year.

Production and operation were generally stable. In the first half of the year, by means of process stability management and equipment integrity management, the Group strengthened process safety management and strictly controlled the “three small” (i.e. small fluctuations, small anomalies and small deviations) and put an end to the “three non” (i.e. non-planned shutdown of truck, non-planned shutdown of machine and non-planned shutdown of furnace) to ensure the smooth operation of equipment. The equipment operation efficiency was improved by implementing limit management, optimizing and upgrading the management platform of technology digitalization, as well as strengthening abnormal production analysis. The safety and environmental protection maintenance of 12 sets of oil refining units was completed and the start-up was successful at one time, and the unplanned shutdown was conducted once. The operation of the units remained stable as a whole. Meanwhile, with the release of equipment integrity management system and online operation of the management platform, the management quality of predictive maintenance and full life cycle maintenance was strengthened and thus there was implement of special protection work for large units. According to the market situation, the diesel-gasoline ratio was flexibly adjusted, aviation fuel was reduced, the production workflow of refined oil was optimized, and the sales pipeline was expanded. The diesel-gasoline ratio was 1.25, representing an increase of 0.15 year-on-year. A total of 185,000 tons of heavy low-sulfur marine fuel oil were exported. The Group optimized the structure of ethylene raw materials and decreased the cost. The Group intensified its market and sales expansion, seized market opportunities and actively aligned with customers, achieving full production and sales of carbon five, polyolefin and ethylene oxide products as well as the expansion of export of vinyl acetate and acrylic and therefore decreased the total inventory of products. Among the 58 major technical and economic indicators listed in the monitoring, 34 were better than the level of last year, with a year-on-year progress rate of 58.62%; 19 items reached the advanced level of the industry, and the industry advanced rate has reached 32.76%.

The 100-Day Breakthroughs achieved remarkable results. In the first half of 2020, the Group implemented the concept of “challenge the advanced levels and align with the highest standards” and built excellent teams on the company, regional and management departments levels. In line with market changes, the Group adjusted the types of crude oil purchased in the Middle East and purchased Oman crude oil using reserves financial derivatives and DME pricing method to reduce the cost of crude oil procurement. The Group tapped the potential of cost reduction of large-scale procurement and vigorously promoted competitive and open procurement. Additionally, the Company strengthened the centralized operation of funds, carried out bidding for structured deposits, low-interest loans, bill discounting and forward exchange rate locking. The Group made good use of national and local anti-pandemic preferential policies benefiting the enterprises and actively strive for tax incentives to ensure the implementation of the policy of natural gas price adjustment, port construction fees, social security expenses and other special expenses.

The pace of reform and development remained rapid and steady. In the first half of 2020, the Group furthered implemented the new development strategies, persistently put innovation at a top priority of promoting the construction of “One Leader, One Core and One Base”, continued to advance the R&D of scientific research projects such as key technologies of carbon fiber and its composite materials, green and environmentally friendly automobile lightweight materials, and completed 30 patent applications and 17 patent authorizations. The Group adjusted and optimized the organizational structure, implemented classified guidance and management of joint ventures, and carried out standard and comprehensive risk management and internal management. Moreover, the Group steadily promoted the construction of intelligent chemical plants and doubled efforts to move projects forward despite adverse factors brought by the pandemic. The large tow carbon fiber project completed the environmental assessment; Zhejiang Jinlian Petrochemical Storage and Transportation Co., Ltd. was established; joint venture cooperation projects such as hazardous waste disposal and hydrogen energy utilization were proceeding in an orderly manner. The 400,000 tons/year clean gasoline components units project was mechanical completion on schedule at the end of June and entered the production preparation stage.

The following table sets forth the Group’s sales volume and net sales after business tax and surcharges for the Reporting Period:

	For the six months ended 30 June
	2020			2019
	Sales volume (‘000 tons)	Net sales (RMB million)%		Sales volume (‘000 tons)	Net sales (RMB million)%
Synthetic fibers	73.1	717.6	2.4	93.7	1,198.6	2.6
Resins and plastics	655.8	4,411.3	14.7	633.8	5,054.2	11.0
Intermediate petrochemicals	1,092.7	4,094.7	13.7	1,077.4	5,164.4	11.2
Petroleum products	4,889.4	14,680.8	49.1	5,086.0	21,006.9	45.5
Trading of petrochemical products	—	5,693.3	19.0	—	13,305.5	28.8
Others	—	328.1	1.1	—	395.5	0.9

Total	6,711.0	29,925.8	100.0	6,890.9	46,125.1	100.0

In the first half of 2020, net sales of the Group amounted to RMB29,925.8 million, representing a decrease of 35.12% over the same period last year. Among which, net sales of synthetic fibers decreased by 40.13%, resins and plastics decreased by 12.72%, intermediate petrochemicals decreased by 20.71%, petroleum products and trading of petrochemical products decreased by 30.11% and 57.21%, respectively. Affected by the fluctuation of crude oil prices and the pandemic, the net sales of products in all sectors dropped significantly. Except for the sales of resins and plastics and intermediate petrochemicals, which increased by 3.47% and 1.42% respectively, the sales of other sectors all declined compared with the same period last year. At the same time, the weighted average sales price of each sector also decreased compared with the same period last year.

In the first half of 2020, the Group’s cost of sales decreased by 28.03% year-on-year to RMB32,549.4 million, representing 108.77% of total net sales. The Group’s main raw material is crude oil. In the first half of 2020, international crude oil futures prices fluctuated abnormally, and international oil prices fell precipitously in the first quarter. While COVID-19 led to a decline in oil demand, Saudi Arabia and Russia increased production in order to compete for market share, thus exacerbating the already oversupplied market. Since mid-April, as countries have successively lifted lockdowns, global fuel demand has recovered, the Organization of Petroleum Exporting Countries (OPEC) and its allies OPEC + have implemented record production cuts, and international crude oil futures prices have begun to gradually rise. However, near the end of June, concerns that the second wave of pandemic may curb fuel demand have limited the rise in oil prices. In the first half of the year, Brent crude oil futures closed at a maximum of USD68.91/barrel, with a minimum of USD19.33/barrel. Half-year average price was approximately USD42.11/barrel, representing a year-on-year decrease of 39.29%. WTI crude oil futures closed at a maximum of USD63.27/barrel and minimum of USD-37.63/barrel, with the half-year average price of approximately USD36.82/barrel, representing a year-on-year decrease of 35.79%. Dubai crude oil futures closed at a maximum of USD69.60/barrel and minimum of USD13.55/barrel, with the half-year average price of approximately USD40.59/barrel, a year-on-year decrease of 38.15%.

In the first half of 2020, the average unit cost of crude oil processed by the Group was RMB2,716.99/ton, representing a decrease of RMB592.35/ton compared to the same period last year, or a decrease of 17.90%. The Group processed a total of 7,018,300 tons of crude oil (including 211,700 tons of crude oil processed on a sub-contract basis), representing a decrease of 454,700 tons (including a decrease of 159,000 tons in self-exploited crude oil processing) compared to the same period last year. From January to June 2020, processing costs decreased by RMB4,558.0 million. Among them, processing costs decreased by RMB526.0 million due to a decrease in the volume of crude oil processed, and the decrease in unit cost of processed crude oil brought costs down by RMB4,032.0 million. In the first half of 2020, the Group’s cost of crude oil accounted for 56.82% of the total cost of sales.

In the first half of 2020, the Group’s cost for other ancillary materials amounted to RMB3,939.0 million, a decrease of 14.52% compared with the same period of last year, mainly due to the decrease in procurement prices. During the Reporting Period, the Group’s depreciation and maintenance expenses amounted to RMB887.8 million and RMB575.4 million, respectively. The depreciation and amortization increased by 2.32% year-on-year to, mainly due to the addition of some catalysts during the Reporting Period. The maintenance expenses decreased by 17.49% year-on-year, mainly due to a decrease in maintenance work during the Reporting Period, which led to the decrease in maintenance costs.

In the first half of 2020, sales and administrative expenses of the Group amounted to RMB233.8 million, representing a decrease of 12.07% as compared to RMB265.9 million for the same period last year. This was mainly due to a decrease of RMB13.2 million in agency fees of Shanghai Petrochemical headquarters and a decrease of RMB6.1 million in miscellaneous charges.

In the first half of 2020, other operating income of the Group amounted to RMB54.0 million, representing an increase of RMB8.2 million compared to the same period last year. This was mainly due to an increase of RMB13.9 million in government subsidy during the Reporting Period.

In the first half of 2020, the Group’s net finance income amounted to RMB151.0 million, compared to the net finance income of RMB213.7 million for the same period last year. This was mainly due to a decrease of RMB55.2 million in interest income and an increase of RMB7.5 million in interest expenditure during the Reporting Period.

In the first half of 2020, the Group’s profit after tax and non-controlling shareholder interests was RMB1,670.8 million, representing a decrease of RMB2,814.4 million as compared to the profit of RMB1,143.6 million for the same period last year.

Liquidity and Capital Resources

In the first half of 2020, the Group’s net cash outflow generated from operating activities amounted to RMB2,938.9 million and the net cash inflow for the same period last year was RMB220.4 million. This was primarily due to the operating losses during the Reporting Period.

In the first half of 2020, the Group’s net cash outflow generated from investing activities amounted to RMB3,120.6 million and the net cash inflow for the same period last year was RMB411.2 million. This was primarily attributable to: 1) the net cash outflow generated by the purchase of fixed deposit and structural deposit during the Reporting Period, which increased by RMB3,100.0 million compared with the previous period; 2) the acquisition of Zhejiang China National Aviation Fuel Petrochemical Storage and Transportation Co., Ltd., which was RMB340.4 million; 3) the cash used to dispose of fixed assets and other long-term assets during the Reporting Period increased by RMB130.4 million compared with the previous period.

In the first half of 2020, the Group’s net cash inflow generated from financing activities amounted to RMB1,469.2 million and the net cash inflow for the same period last year was RMB561.1 million. This was primarily attributable to the increase of RMB914.3 million in cash received by the Group as loans during the Reporting Period.

Borrowings and Debts

The Group’s long-term borrowings are mainly used in capital expansion projects. In general, the Group arranges long-term borrowings according to its capital expenditure plans. On the whole, there are no seasonal borrowings. Short-term borrowings are used to replenish the Group’s working capital requirements during the normal course of production. During the first half of 2020, the Group’s total borrowings increased by RMB1,482.4 million to RMB3,030.0 million as at the end of the Reporting Period as compared to the beginning of the Reporting Period, mainly due to the increase of short-term borrowings by RMB1,482.4 million. As at 30 June 2020, the total borrowings of the Group at fixed interest rates amounted to RMB3,000.0 million.

Capital Expenditures

In the first half of 2020, the Group’s capital expenditures amounted to RMB417.0 million, mainly attributable to the preparation and implementation of various projects, including oil cleaning project 400,000 tons/year clean gasoline components units, separation of waste and clear water project of the Storage and Transportation Department, function reconstruction of emergency shut-off valve, upgraded factory facilities reconstruction of bunker fuel oil project, T-104 tank security risk management project and drying and reduction of oil sludge project of the Environmental Water Department.

In the second half of 2020, the Group continues to advance the implementation of projects such as the oil cleaning project 400,000 tons/year clean gasoline components units, second phase of PAN (Polyacrylonitrile) based carbon fiber project with annual production of 1,500 tons, separation of waste and clear water project in the tank area of the Storage and Transportation Department, function reconstruction of emergency shut-off valve in the tank area of the Storage and Transportation Department and drying and reduction of oil sludge project of the Environmental Water Department. The Group plans to start various projects, such as 24,000 tons/year precursors, 48K large tow carbon fiber project with annual production of 12,000 tons, the third loop of 220kv power supply engineering, Jinyang spinning process optimization project, security risk rectification project of the central control room of the olefin section, No. 5 and no. 6 equipment relocation project of the thermal power section, domestic water pipe network optimization project of Shanghai Petrochemical, etc. The Group’s planned capital expenditure would be funded from cash generated from operations and from bank financing.

Gearing Ratio

As at 30 June 2020, the Group’s gearing ratio was 35.92% (as at 30 June 2019: 34.07%). The ratio was calculated using the following formula: total liabilities/total assets.

The Group’s Employees

As at 30 June 2020, the total number of enrolled employees of the Group was 8,516, among which the number of production staff was 5,038, the number of sales, financial and other staff was 2,409 and the number of administrative staff was 1,069. 56.34% of the Group’s employees were college graduates or above.

The Group’s employees and Directors are remunerated with reference to their position, performance, experience and prevailing salary trends in the market. Other benefits include the Share Option Incentive Scheme and the state-managed retirement pension scheme. The Group also provides professional and vocational trainings to employees.

Income Tax

The Enterprise Income Tax Law of the PRC took effect from 1 January 2008, subsequent to which the income tax rate for enterprises was uniformly adjusted to 25%. As of half year ended 30 June 2020, the income tax rate applicable to the Group is 25%.

Disclosure Required by the Hong Kong Listing Rules

Save as disclosed herein, pursuant to paragraph 40 of Appendix 16 to the Hong Kong Listing Rules, the Company confirms that there were no material differences between the existing information of the Company relating to the matters as set out in paragraph 32 of Appendix 16 to the Hong Kong Listing Rules and the relevant information disclosed in the Company’s 2019 annual report.

Market Outlook and Work Plans for the Second Half of the Year

Looking forward to the second half of 2020, there is still great uncertainty in the global spread of COVID-19. Affected by the pandemic, the global economy may plunge into recession, which will be reflected in global supply chains, international trade and energy prices. The “long-tail effect” of the pandemic and geopolitical games have a profound impact on both ends of supply and demand. International oil prices are likely to fluctuate at a low level, and the uncertainty of oil prices is further highlighted. China is in a critical period of transforming the development model, optimizing economic structure and shifting growth drivers. However, an interlacing of structural, institutional and cyclical problems increases the downward pressure on the economy. The energy and chemical industry ushers in an accelerated period of strategic transformation, the refining industry witnesses intensified competition and the chemical industry sees more prominent pressure on transformation and upgrading. The Company faces both pressure and risk as well as opportunities and challenges, and therefore the overall production and operation will be more severe and complex.

In the second half of 2020, the Group will focus on stable operation, continuous breakthroughs, transformation and upgrading, precision management and talent optimization, and continue to promote innovation and efficiency, striving to create better-than-expected operating results that outperform the market.

1.

Focus on stable operation and consolidate the foundation for profit generation. The Group will highlight the “main theme” of safe and green operation, ensure safe production, effectively operate the HSSE management system, promote special rectification work in key areas and key links of safety production, and address both the symptoms and root causes to ensure stable operation. The Group will also continue to implement the process safety management system and build the equipment integrity management system. The Group will persevere in the construction of green enterprises, actively carry out the comprehensive environmental improvement work in Jinshan area and accelerate the joint venture cooperation regarding hazardous waste projects. While continuously promoting the establishment of green grassroots units to ensure that the Group passes the green enterprise review, the Group will not slacken efforts to prevent and control the pandemic, through emphasizing regular anti-pandemic response, preventing import of confirmed cases and adjust work focus and response measures accordingly.

2.

Focus on continuous breakthroughs and drive the engine of profit generation. The Group will improve the multi-level optimization mechanism, reduce the cost of crude oil procurement, increase the crude oil processing capacity and total product volume, and adjust the product mix in time to ensure full operation of 400,000 tons/year clean gasoline components units at the end of August. The Group will optimize and tap the potential of ethylene raw materials, optimize residue processing, and increase the output of asphalt, liquefied gas, propylene and other high value-added products. Moreover, The Group will cooperate with SECCO in the supply of raw materials to maximize regional benefits, focus on market expansion, continuously improve marketing efficiency, reduce costs and fees and strengthen cost control.

3.

Focus on transformation and upgrading and accelerate the pace of profit generation. The Group will promote transformation and upgrading with industrial restructuring as the priority, adhere to the development direction of “basic + high-end”, deepen efforts to the production of new materials, accelerate the R&D of medical and health materials and high-end materials, and expand new areas of product applications to create new drivers for profit generation. In addition, the Group will improve industrial planning for new materials to ensure that the mechanical completion and full production of the second stage of carbon fiber project and the construction of the large tow carbon fiber project within the year. The Company will explore new projects, new systems and mechanisms adopted by new enterprises and accelerate the establishment of Advanced Materials Innovation Research Institute to provide mechanism guarantee for technological innovation. Also, the Company will actively integrate into the “Yangtze River Delta Hydrogen Corridor Construction and Development Plan” and jointly create “hydrogen source and carbon valley” with local governments.

4.

Focus on delicate management and improve the efficiency of profit generation. The Group will focus on the refinement of management, adopt the methods of “ welcoming in and going out” to learn from the advanced abroad experience and pay attention to internal management, so as to improve the performance of crude oil procurement, plan optimization, production and operation, and financial value guidance. The Group will continuously improve management efficiency and effectiveness, carry out actions to increase effectiveness of internal control system and the compliance management system. The Group will continue to explore the application of big data and artificial intelligence to accelerate the construction of intelligent factories.

5.

Focus on talent optimization and stimulate the vitality of profit generation. The Group will optimize the concept of employment and improve per capita labor efficiency. The Group will also optimize the age structure of the management, comprehensively improve the overall quality and managing ability of management personnel at all levels and strengthen training and application to improve the professional ability of the staff.

3.2	Analysis of the Company’s Principal Performance during the Reporting Period (Certain of the following financial data is extracted from the unaudited interim report prepared under CAS)

3.2.1	Analysis of Changes in the Company’s Related Financial Data

Unit: RMB’ 000

Item	As at 30 June 2020	As at 31 December 2019	Change (%)	Reason for change
Cash at bank and on hand	3,869,936	8,958,538	-56.80

During the Reporting Period, the gross profit of product sales decreased significantly, the balance of operating payable items such as taxes and fees payable decreased, and the net outflow of cash from operating activities led to the decrease of monetary fund balance.

Inventories	4,381,070	6,754,434	-35.14

Affected by COVID-19 and the decline of international crude oil prices, the unit cost of crude oil inventory of the Company decreased by 50.4%, the inventory quantity of products in process and finished products decreased by 11.1%, and the average inventory unit cost decreased by 30.1%.

Construction in process	1,202,594	1,815,549	-33.76	During the Reporting Period, the oil cleaning project was mechanical completion, and the transferred capital was RMB650.0 million.
Accounts payable	6,066,658	7,664,296	-20.85	Affected by the downturn of the industry and the pandemic, the unit price of raw materials procurement of the Company decreased, and the purchase payment payable decreased.
Other payable	2,599,719	867,967	199.52	The increase of other payable mainly included an increase of RMB1.298 billion in dividends payable.

Unit: RMB’ 000

Item	For the six months ended 30 June		Change (%)	Reason for change
	2020	2019
Revenue	35,663,352	51,992,583	-31.41	The reduction of downstream market demand resulting from the pandemic and the sharp drop in refined products resulting from the sharp drop in International crude oil prices.
Finance income-net	145,840	198,402	-26.49

Short term loans increased from RMB1.5 billion to RMB3.0 billion, and interest expenses increased. The average balance of bank deposits decreased, interest rates decreased, and interest income decreased.

Asset impairment losses	-120,928	-24,786	387.89	Due to the significant decline in prices of refined oil in March 2020, the Company made a provision in impairment losses on inventories.
Income tax expenses	-646,300	215,526	-399.87	Affected by the pandemic and the downturn of the industry, the Company operated losses during the reporting period .
Net (loss)/profit attributable to shareholders of the Company	-1,716,072	1,137,241	-250.90	Affected by the pandemic and the downturn of the industry, the Company operated losses during the reporting period .
Net cash (used in)/ generated from operating activities	-2,904,166	245,974	-1,280.68

During the Reporting Period, the Company’s gross profit on product sales decreased significantly, and operating losses occurred. At the same time, business payable items such as taxes and fees decreased significantly, resulting in net cash outflow from operating activities.

Net cash (used in)/ generated from investment activities	-3,120,578	411,176	-858.94

During the Reporting Period, the net cash flow from purchasing structured deposits and time deposits increased by RMB3.1 billion compared with the previous period, and the cash paid for purchasing new subsidiaries in the reporting period was RMB 340.0 million.

Net cash generated from financing activities	1,434,389	535,564	167.83	The short-term borrowing during the reporting period was increased compared with the previous period.
R&D expenses	47,528	21,379	122.31	During the Reporting Period, The R&D expenditure of the industrial test project of carbon fiber quality improvement and large tow preparation increased year on year.

3.2.2	Analysis of Business Operations by Industry, Product or Geographical Location Segment

(1)	Principal Operations by Industry or Product

Unit: RMB’ 000

Business Segment/ Product Segment	Revenue	Cost of sales	Gross profit margin (%)	Increase/ decrease in revenue compared to corresponding period of the previous year (%)	Increase/ decrease in cost of sales compared to corresponding period of the previous year (%)	Increase/ decrease in gross profit margin compared to last year (percentage point)
Synthetic fibers	720,697	983,671	-36.49	-40.91	-25.16	Decrease 28.71 percentage points
Resins and plastics	4,432,141	4,276,569	3.51	-13.66	-0.64	Decrease 12.64 percentage points
Intermediate petrochemicals	4,112,537	4,142,428	-0.73	-21.84	-5.89	Decrease 17.07 percentage points
Petroleum products	20,334,775	15,553,621	23.51	-23.62	-22.59	Decrease 1.02 percentage points
Trading of petrochemical products	5,697,394	5,643,283	0.95	-57.21	-57.35	Increase 0.32 percentage points
Others	207,128	195,045	5.83	-2.57	12.55	Decrease 12.66 percentage points

Note: This gross profit margin is calculated according to the price of petroleum products which includes consumption tax. Gross profit margin of petroleum products after consumption tax was -1.06%.

(2)	Revenue by Geographical Location

Unit: RMB’ 000

Geographical location segment	Revenue	Increase/decrease in revenue as compared to the same period last year (%)
Eastern China	28,487,627	-18.64
Other regions in the PRC	2,128,956	150.18
Exports	4,888,089	-69.26

3.2.3	Analysis of Assets and Liabilities

Unit: RMB’ 000

Item	As at 30 June 2020		As at 31 December 2019		Change of amount on 30 June 2020 compared to 31 December 2019 (%)	Main reason for change
	Amount	% of total assets	Amount	% of total assets
Cash at bank and on hand	3,869,936	9.15	8,958,538	19.63	-56.80

During the Reporting Period, the gross profit of product sales decreased significantly, the balance of operating payable items such as taxes and fees payable decreased, and the net outflow of cash from operating activities led to the decrease of monetary fund balance.

Inventories	4,381,070	10.36	6,754,434	14.8	-35.14

Affected by COVID-19 and the decline of international crude oil prices, the unit cost of crude oil inventory of the Company decreased by 50.4%, the inventory quantity of products in process and finished products decreased by 11.1%, and the average inventory unit cost decreased by 30.1%.

Construction in process	1,202,594	2.84	1,815,549	3.98	-33.76	During the Reporting Period, the oil cleaning project was mechanical completion, and the transferred capital was RMB650.0 million.
Accounts payable	6,066,658	14.34	7,664,296	16.79	-20.85	Affected by the downturn of the industry and the pandemic, the unit price of raw materials procurement of the Company decreased, and the purchase payment payable decreased.
Other payable	2,599,719	6.14	867,967	1.9	199.52	The increase of other payable mainly included an increase of RMB1.298 billion in dividends payable.

3.2.4	Analysis of Core Competitiveness

As one of the largest integrated petrochemical enterprises in China with an integrated refinery and petrochemical capacity, the Company possesses competitive business scale and strength, which made it a major manufacturer of refined oil, intermediate petrochemicals, synthetic resins and synthetic fibers in China. The Company also has self-owned utilities and environmental protection systems, as well as sea transport, inland shipping, rail transport and road transport ancillary facilities.

The Company’s major competitive advantages include quality, geographical location and its vertically integrated production. The Company has over 40 years of petrochemical production and management experience, and has accumulated extensive resources in the petrochemical industry. The Company has won several quality product awards from the central and local governments. Located at the core region of Yangtze River Delta, the most economically active region in China with a strong demand for petrochemical products, the Company has built a comprehensive logistics system and supporting facilities with close geographic proximity with most of its clients which enables the Company to enjoy the convenience of coastal and inland shipping. This gave it a competitive edge in terms of transportation costs and timely delivery. The Company has leveraged its advantages in integrated refinery and petrochemical capacity to actively strengthen product structure, while continuously improving products quality and variety. The Company has also improved production technology and boosted capacity of key upstream units to maximize the use and the efficiency in the utilization of its corporate resources, and is therefore able to achieve strong and sustainable development.

3.3	Analysis of Investments

3.3.1	Entrusted Wealth Managements and Entrusted loans

(1)	Entrusted Wealth Management

The Company did not engage in entrusted wealth management during the Reporting Period.

(2)	Entrusted Loans

The Company did not engage in entrusted loans during the Reporting Period.

3.3.2	Projects funded by Non-fund Raising Capital

During the Reporting Period, the Company did not raise funds, nor has it used the funds raised from the previous reporting periods.

3.3.3	Analysis of the Companies in which the Company has Controlling Interests or Investment Interests

Shanghai SECCO Petrochemical Company Limited, an associate company of the Group, recorded a net profit of RMB801.0 million during the Reporting Period, profit attributable to the Group was RMB160.0 million, representing 9.33% of net profit or loss attributable to equity shareholders of the Company during the Reporting Period.

3.3.4	Projects funded by Non-fund Raising Capital

Unit: RMB’ 000

Major Project	Estimated total project investment	Estimated total project investment	Status as at 30 June 2020
Oil cleaning project 400,000 tons/year clean gasoline components units	781,657	198,917	Mechanical completion
PAN (Polyacrylonitrile) based carbon fiber project (second stage) with annual production of 1500 tons	847,794	0	Under construction
Separation of waste and clear water project in the tank area of the Storage and Transportation Department	64,474	3,342	Under construction
Function reconstruction of emergency shut-off valve in the tank area of the Storage and Transportation Department	76,766	2,789	Under construction
Upgraded factory facilities reconstruction of bunker fuel oil project	47,532	1,108	Under construction
Drying and reduction of oil sludge project of the Environmental Water Department	52,520	1,190	Under construction

3.4	Plan for Profit Distribution or Capital Reserves Capitalization

3.4.1	Implementation of or Amendment to Profit Distribution Plan during the Reporting Period

The 2019 Profit Distribution Plan was considered and approved at the 2019 Annual General Meeting held on 18 June 2020 to distribute a dividend of RMB1.20 per 10 shares (including tax) totaling RMB1,298,857,620 based on the total issued share of 10,823,813,500 as at dividend payout date. The relevant announcement was published in Shanghai Securities News, China Securities Journal and Securities Times on 19 June 2020 and was uploaded to the websites of the Hong Kong Stock Exchange and Shanghai Stock Exchange on 18 June 2020. The record date for H shares dividend payment was 29 June 2020 and the dividend payment date for H shares was 21 July 2020. On 13 July 2020, the Company published an announcement on the implementation of profit distribution for A shares for the year 2019. The record date for A shares dividend payment was 20 July 2020 and the ex-dividend date was 21 July 2020. The dividend payment date for A shares was 21 July 2020. The Profit Distribution Plan was implemented as scheduled.

3.4.2	Plan for Profit Distribution or Capital Reserves Capitalization during the Reporting Period

Nil.

4.	OTHER MATTERS

4.1	Corporate Governance

The Company acted in strict compliance with regulatory legislations such as the PRC Company Law, the PRC Securities Law, the Corporate Governance Principles for Listed Companies and the Guidelines for Establishing the Independent Directors System for Listed Companies issued by the CSRC, as well as the relevant requirements of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the New York Stock Exchange to push forward the innovation of the Company’s system and management, to improve the corporate governance structure, and to strengthen the establishment of the Company’s system in order to enhance the overall image of the Company.

4.2	Audit Committee

On 25 August 2020, the Audit Committee of the Tenth Session of the Board held its first meeting, primarily to review the financial report of the Group for the Reporting Period, and discussed matters relating to the risk management, internal control and financial reporting.

4.3	Purchase, Sale and Redemption of the Company’s Securities

During the Reporting Period, the Company did not purchase, sell or redeem any of the Company’s securities (for the definition of “securities”, please refer to paragraph 1 of Appendix 16 to the Hong Kong Listing Rules).

4.4	Compliance with Corporate Governance Code

During the Reporting Period, the Company applied and complied with all code provisions as set out in the Corporate Governance Code contained in Appendix 14 to the Hong Kong Listing Rules.

4.5	Compliance with Model Code for Securities Transactions

The Company has adopted and implemented the Model Code for Securities Transactions to regulate the securities transactions of the Directors and supervisors of the Company. After making specific enquiries with all Directors and supervisors of the Company and having obtained written confirmations from each Director and supervisor, the Company is not aware of any incident of non-compliance with the Model Code for Securities Transactions by the Directors and supervisors of the Company during the Reporting Period.

The Model Code for Securities Transactions is also applicable to the senior management who may be in possession of unpublished inside information of the Company. The Company is not aware of any incident of non-compliance with the Model Code for Securities Transactions by the senior management of the Company.

5.	INTERIM FINANCIAL STATEMENTS

5.1	Interim financial statements prepared under China Accounting Standard for Business Enterprise

CONSOLIDATED AND COMPANY BALANCE SHEETS

AS AT 30 JUNE 2020

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

	30 June 2020 (unaudited)	31 December 2019	30 June 2020 (unaudited)	31 December 2019
	Consolidated	Consolidated	Company	Company
ASSETS
Current Assets
Cash at bank and on hand	3,869,936	8,958,538	2,706,273	7,263,279
Derivative Financial instruments	21,394	263	21,011	—
Financial assets at fair value through profit or loss	3,727,444	3,318,407	3,727,444	3,318,407
Accounts receivable	1,842,932	1,639,916	1,512,041	1,310,449
Financial assets at fair value through other comprehensive income	1,451,072	1,540,921	555,915	669,889
Advances to Suppliers	74,351	56,602	70,112	47,547
Other receivables	87,985	28,111	14,810	14,637
Inventories	4,381,070	6,754,434	4,145,169	6,368,389
Other current asset	1,018,868	11,971	1,002,966	—

Total Current Assets	16,475,052	22,309,163	13,755,741	18,992,597

Non-Current Assets
Long-term equity investments	5,550,290	5,328,758	6,917,143	6,489,898
Other equity instrument investments	5,000	5,000	—	—
Investment properties	375,252	367,468	404,849	397,573
Property, plant and equipment	11,953,743	11,322,850	11,487,063	11,123,442
Construction in progress	1,202,594	1,815,549	1,200,807	1,814,985
Right-of-use assets	20,928	23,648	16,648	20,520
Intangible assets	430,865	337,846	292,542	298,914
Long-term prepaid expenses	461,541	463,780	453,778	455,391
Deferred tax assets	817,445	150,832	805,593	138,648
Other non-current asset	5,014,915	3,511,234	5,014,915	3,511,234

Total Non-Current Assets	25,832,573	23,326,965	26,593,338	24,250,605

Total Assets	42,307,625	45,636,128	40,349,079	43,243,202

CONSOLIDATED AND COMPANY BALANCE SHEETS (CONTINUED)

AS AT 30 JUNE 2020

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

	30 June 2020 (unaudited)	31 December 2019	30 June 2020 (unaudited)	31 December 2019
	Consolidated	Consolidated	Company	Company
Liability & Equity
Current Liability
Short-term loan	3,030,000	1,547,600	3,000,000	1,500,000
Derivative financial liability	33,028	799	32,353	—
Note payable	850,800	733,900	834,000	715,000
Accounts payable	6,066,658	7,664,296	4,908,230	5,951,568
Contract liabilities	366,246	660,783	279,089	601,912
Staff salaries and welfares payable	528,567	189,547	524,198	183,912
Taxes payable	1,608,263	3,803,287	1,574,846	3,776,221
Other payable	2,599,719	867,967	2,642,144	854,759
Current portion of non-current liabilities	11,706	11,450	8,905	10,059

Total Current Liability	15,094,987	15,479,629	13,803,765	13,593,431

Non-Current Liability
Deferred tax liabilities	36,704	—	—	—
Lease liabilities	6,813	10,593	5,415	8,860
Deferred revenue	125,414	130,005	125,005	130,005

Total Non-Current Liability	168,931	140,598	130,420	138,865

Total Liability	15,263,918	15,620,227	13,934,185	13,732,296

Equity
Share capital	10,823,814	10,823,814	10,823,814	10,823,814
Capital surplus	610,327	610,327	600,768	600,768
Other comprehensive income	8,582	17,838	8,582	17,838
Specific reserve	101,375	57,137	101,375	57,135
Surplus reserve	6,437,010	6,437,010	6,437,010	6,437,010
Undistributed profits	8,924,285	11,939,215	8,443,345	11,574,341

Total equity attributable to equity shareholders of the Company	26,905,393	29,885,341	26,414,894	29,510,906

Non-controlling interests	138,314	130,560	—	—

Total Equity	27,043,707	30,015,901	26,414,894	29,510,906

Total liabilities and shareholders’ equity	42,307,625	45,636,128	40,349,079	43,243,202

CONSOLIDATED AND COMPANY INCOME STATEMENTS

FOR THE SIX MONTHS ENDED 30 JUNE 2020

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

	Six months ended 30 June		Six months ended 30 June
	2020	2019	2020	2019
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Items	Consolidated	Consolidated	Company	Company
Revenues	35,663,352	51,992,583	29,679,232	38,462,207
Less: Cost of sales	30,909,800	43,664,730	25,098,218	30,315,825
Taxes and surcharges	5,701,797	5,830,148	5,694,869	5,818,515
Selling and distribution expenses	229,966	260,415	191,543	215,684
General and administrative expenses	1,511,043	1,516,182	1,472,892	1,460,716
R&D expenses	47,528	21,379	43,664	17,531
Finance income - net	(145,840)	(198,402)	(129,590)	(185,514)

Including: finance expenses	28,120	20,648	27,300	19,416
finance income	(176,082)	(209,960)	(161,542)	(195,459)

Add: Other income	16,495	2,551	15,144	952
Investment income	334,728	519,967	286,378	502,015

Including: Share of profits of associates and joint ventures	273,712	492,230	227,993	463,496

Gains/(losses) from changes in fair value	9,281	(12,441)	9,037	(12,252)
Credit impairment losses	—	(2)	—	(7)
Asset impairment losses	(120,928)	(24,786)	(120,140)	(24,786)
Asset disposal (gains)/losses	15,256	(18,724)	15,256	(23,772)

Operating (loss)/profit	(2,336,110)	1,364,696	(2,486,689)	1,261,600

Add:Non-operating income	6,706	10,886	6,566	5,136
Less:Non-operating expenses	25,214	16,339	25,205	16,337
Total (loss)/profit	(2,354,618)	1,359,243	(2,505,328)	1,250,399

Less: Income tax expenses	(646,300)	215,526	(673,190)	193,418
Net (loss)/profit	(1,708,318)	1,143,717	(1,832,138)	1,056,981

Attributable to shareholders of the Company	(1,716,072)	1,137,241	—	—
Non-controlling interests	7,754	6,476	—	—

(Loss)/profit from continuing operations	(1,708,318)	1,143,717	(1,832,138)	1,056,981
Profit from discontinued operations	—	—	—	—
Other comprehensive loss	(9,256)	(3,667)	(9,256)	(3,667)

Total comprehensive loss	(1,717,574)	1,140,050	(1,841,394)	1,053,314

Attributable to shareholders of the Company	(1,725,328)	1,133,574	—	—
Non-controlling interests	7,754	6,476	—	—

(Losses)/earnings per share
Basic (losses)/earnings per share(RMB Yuan)	(0.159)	0.105	—	—
Diluted (losses)/earnings per share(RMB Yuan)	(0.159)	0.105	—	—

CONSOLIDATED AND COMPANY CASH FLOW STATEMENTS

FOR THE SIX MONTHS ENDED 30 JUNE 2020

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

	Six months ended 30 June		Six months ended 30 June
	2020	2019	2020	2019
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Items	Consolidated	Consolidated	Consolidated	Consolidated
Cash flows (used in)/generated from operating activities
Cash received from sales of goods or rendering of services	38,458,330	56,684,422	32,430,797	42,562,910
Refund of taxes and surcharges	1,347	1,498	1,115	—
Cash received relating to other operating activities	15,970	6,864	14,441	1,075

Sub-total of cash inflows	38,475,647	56,692,784	32,446,353	42,563,985

Cash paid for goods and services	(31,791,568)	(45,204,639)	(25,509,820)	(31,876,173)
Cash paid to and on behalf of employees	(1,219,934)	(1,210,323)	(1,149,376)	(1,068,554)
Payments of taxes and surcharges	(8,177,756)	(9,820,804)	(8,135,238)	(9,819,625)
Cash paid relating to other operating activities	(190,555)	(211,044)	(114,250)	(140,738)

Sub-total of cash outflows	(41,379,813)	(56,446,810)	(34,908,684)	(42,905,090)

Net cash flows (used in)/generated from operating activities	(2,904,166)	245,974	(2,462,331)	(341,105)

Cash flows (used in)/generated investing activities
Cash received from structured deposits	7,273,170	2,757,306	6,869,412	2,555,306
Cash received from returns on investments	51,432	18,152	—	—
Net cash received from disposal of fixed assets	19,410	12,098	19,410	3,834
Cash received relating to other investing activities	685,155	1,718,568	669,655	1,704,127
Sub-total of cash inflows	8,029,219	4,506,124	7,558,477	4,263,267

Cash paid to acquire fixed assets, intangible asset and other long-term assets	(696,245)	(565,379)	(692,921)	(566,454)
Cash payment of structured deposits	(7,600,000)	(500,000)	(7,200,000)	(500,000)
Cash payment of acquisition of subsidiary	(340,315)	—	(200,000)	—
Cash paid relating to other investing activities	(2,513,185)	(3,029,569)	(2,511,027)	(3,016,787)

Sub-total of cash outflows	(11,149,745)	(4,094,948)	(10,603,948)	(4,083,241)

Net cash flows (used in)/generated from investing activities	(3,120,578)	411,176	(3,045,471)	180,026

CONSOLIDATED AND COMPANY CASH FLOW STATEMENTS (CONTINUED)

FOR THE SIX MONTHS ENDED 30 JUNE 2020

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

	Six months ended 30 June		Six months ended 30 June
	2020	2019	2020	2019
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Items	Consolidated	Consolidated	Company	Company
Cash flows inflow from financing activities
Cash received from borrowings	3,438,100	2,405,100	3,398,107	2,380,000

Sub-total of cash inflows	3,438,100	2,405,100	3,398,107	2,380,000

Cash repayments of borrowings	(1,958,562)	(1,839,897)	(1,900,969)	(1,801,775)
Cash paid for distribution of dividends or profits and interest expenses	(35,651)	(25,561)	(34,309)	(19,257)
Other paid cash related to financing activities	(9,498)	(4,078)	(7,864)	(2,873)

Sub-total of cash outflows	(2,003,711)	(1,869,536)	(1,943,142)	(1,823,905)

Net cash flows generated from financing activities	1,434,389	535,564	1,454,965	556,095

Effect of foreign exchange rate changes on cash and cash equivalents	5,923	6,444	—	—

Net (decrease)/increase in cash and cash equivalents	(4,584,432)	1,199,158	(4,052,837)	395,016
Add: Cash and cash equivalents at beginning of the period	7,449,699	8,741,893	5,754,440	7,619,013

Cash and cash equivalents at end of the period	2,865,267	9,941,051	1,701,603	8,014,029

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED 30 JUNE 2020

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

Items	Attributable to equity shareholders of the Company
	Share capital	Capital surplus	Other comprehensive	Specific reserve	Surplus reserve	Undistributed profits	Non- controlling interests	Total equity
			income
Balance at 1 January 2019	10,823,814	610,327	10,389	57,135	6,237,170	12,631,291	116,378	30,486,504

Movements for the six months ended 30 June 2019 (unaudited)
Total comprehensive income
Net profit for the period	—	—	—	—	—	1,137,241	6,476	1,143,717
Other comprehensive loss	—	—	(3,667)	—	—	—	—	(3,667)
Appropriation of profits
Distributions to shareholders	—	—	—	—	—	(2,705,953)	—	(2,705,953)
Specific reserve
Accrued	—	—	—	69,133	—	—	—	69,133
Utilized	—	—	—	(63,819)	—	—	—	(63,819)

Balance at 30 June 2019 (unaudited)	10,823,814	610,327	6,722	62,449	6,237,170	11,062,579	122,854	28,925,915

Balance at 1 January 2020	10,823,814	610,327	17,838	57,137	6,437,010	11,939,215	130,560	30,015,901

Movements for the six months ended 30 June 2020(unaudited)
Total comprehensive loss
Net (loss)/profitfor the period	—	—	—	—	—	(1,716,072)	7,754	(1,708,318)
Other comprehensive loss	—	—	(9,256)	—	—	—	—	(9,256)
Contributions of equity
Shareholder contribution	—	—	—	—	—	(1,298,858)	—	(1,298,858)
Specific reserve
Accrued	—	—	—	69,588	—	—	—	69,588
Utilized	—	—	—	(25,350)	—	—	—	(25,350)

Balance at 30 June 2020 (unaudited)	10,823,814	610,327	8,582	101,375	6,437,010	8,924,285	138,314	27,043,707

COMPANY STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED 30 JUNE 2020

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

Items	Share capital	Capital surplus	Other comprehensive income	Specific reserve	Surplus reserve	Undistributed profits	Total equity
Balance at 1 January 2019	10,823,814	600,768	10,389	57,135	6,237,170	12,481,733	30,211,009

Movements for the six months ended 30 June 2019 (unaudited)
Total comprehensive income
Net profit for the year	—	—	—	—	—	1,056,981	1,056,981
Other comprehensive loss	—	—	(3,667)	—	—	—	(3,667)
Appropriation of profits
Distributions to shareholders	—	—	—	—	—	(2,705,953)	(2,705,953)
Specific reserve
Accrued	—	—	—	66,000	—	—	66,000
Utilized	—	—	—	(60,863)	—	—	(60,863)

Balance at 30 June 2019 (unaudited)	10,823,814	600,768	6,722	62,272	6,237,170	10,832,761	28,563,507

Balance at 30 June 2019 (unaudited)	10,823,814	600,768	17,838	57,135	6,437,010	11,574,341	29,510,906

Movements for the six months ended 30 June 2020 (unaudited)
Total comprehensive loss
Net loss for the year	—	—	—	—	—	(1,832,138)	(1,832,138)
Other comprehensive loss	—	—	(9,256)	—	—	—	(9,256)
Appropriation of profits
Distributions to shareholders	—	—	—	—	—	(1,298,858)	(1,298,858)
Specific reserve
Accrued	—	—	—	66,240	—	—	66,240
Utilized	—	—	—	(22,000)	—	—	(22,000)

Balance at 30 June 2020 (unaudited)	10,823,814	600,768	8,582	101,375	6,437,010	8,443,345	26,414,894

5.2	Interim financial information prepared under International Financial Reporting Standard (Unaudited)

Interim condensed consolidated income statement

	Unaudited Six months period ended 30 June
	2020 RMB’ 000	2019 RMB’ 000
Revenue	35,627,558	51,955,226
Taxes and surcharges	(5,701,797)	(5,830,148)

Net sales	29,925,761	46,125,078
Cost of sales	(32,549,404)	(45,225,356)

Gross (loss)/profit	(2,623,643)	899,722

Selling and administrative expenses	(233,782)	(265,883)
Net impairment losses on financial assets	—	(2)
Other operating income	53,995	45,794
Other operating expenses	(6,796)	(11,741)
Other gains/(losses) – net	71,117	(13,302)

Operating (loss)/profit	(2,739,109)	654,588

Finance income	179,142	234,392
Finance expenses	(28,120)	(20,648)

Finance income – net	151,022	213,744
Share of net profit of associates and joint ventures accounted for using the equity method	278,712	497,230

(Loss)/profit before income tax	(2,309,375)	1,365,562
Income tax expense	646,300	(215,526)

(Loss)/profit for the period	(1,663,075)	1,150,036

(Loss)/profit is attributable to:
– Owners of the Company	(1,670,829)	1,143,560
– Non-controlling interests	7,754	6,476

	(1,663,075)	1,150,036

(Losses)/earnings per share attributable to owners of the Company for the period (expressed in RMB per share)
Basic (losses)/earnings per share	RMB(0.154)	RMB0.106

Diluted (losses)/earnings per share	RMB(0.154)	RMB0.106

Interim condensed consolidated statement of comprehensive income

	Unaudited Six months period ended 30 June
	2020 RMB’ 000	2019 RMB’ 000
(Loss)/profit for the period	(1,663,075)	1,150,036
Other comprehensive loss
Items that may be reclassified to profit or loss
Share of other comprehensive loss of associates and joint ventures accounted for using the equity method	(748)	(3,667)
Losses on cash flow hedges	(11,344)	—
Income tax relating to these items	2,836	—

Other comprehensive loss for the period, net of tax	(9,256)	(3,667)

Total comprehensive (loss)/income for the period	(1,672,331)	1,146,369

Total comprehensive (loss)/income for the period is attributable to:
– Owners of the Company	(1,680,085)	1,139,893
– Non-controlling interests	7,754	6,476

Total comprehensive (loss)/income for the period	(1,672,331)	1,146,369

Interim condensed consolidated balance sheet

	Unaudited 30 June 2020 RMB’ 000	Audited 31 December 2019 RMB’ 000
Assets
Non-current assets
Property, plant and equipment	11,932,695	11,300,797
Right-of-use assets	435,618	343,860
Investment properties	375,252	367,468
Construction in progress	1,202,594	1,815,549
Investments accounted for using the equity method	5,435,290	5,208,758
Deferred tax assets	817,445	150,832
Financial assets at fair value through other comprehensive income	5,000	5,000
Time deposits with banks	5,014,915	3,511,234
Other non-current assets	477,716	481,414

	25,696,525	23,184,912

Current assets
Inventories	4,381,070	6,754,434
Trade receivables	87,149	120,739
Other receivables	79,622	26,101
Prepayments	24,086	23,767
Amounts due from related parties	1,830,579	1,565,993
Cash and cash equivalents	2,865,267	7,449,699
Time deposits with banks	2,007,369	1,508,839
Financial assets at fair value through other comprehensive income	1,451,072	1,540,921
Financial assets at fair value through profit or loss	3,727,444	3,318,407
Derivated financial assets	21,394	263

	16,475,052	22,309,163

Total assets	42,171,577	45,494,075

Interim condensed consolidated balance sheet (Continued)

	Unaudited 30 June 2020 RMB’ 000	Audited 31 December 2019 RMB’ 000
Equity and liabilities
Equity attributable to owners of the Company
Share capital	10,823,814	10,823,814
Reserves	16,060,531	19,039,474

	26,884,345	29,863,288
Non-controlling interests	138,314	130,560

Total equity	27,022,659	29,993,848

Liabilities
Non-current liabilities
Lease liabilities	6,813	10,593
Deferred tax liabilities	36,704	—
Deferred income	10,414	10,005

	53,931	20,598

Current liabilities
Borrowings	3,030,000	1,547,600
Lease liabilities	11,706	11,450
Derivated financial liabilities	33,028	799
Trade and other payables	6,548,115	7,330,000
Contract liabilities	364,946	655,117
Amounts due to related parties	5,083,409	5,708,394
Income tax payable	23,783	226,269

	15,094,987	15,479,629

Total liabilities	15,148,918	15,500,227

Total equity and liabilities	42,171,577	45,494,075

Interim condensed consolidated statement of changes in equity

	Unaudited
	Attributable to owners of the Company
	Share capital	Other reserves	Retained earnings	Total	Non-controlling interests	Total equity
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Balance at 1 January 2020	10,823,814	4,369,391	14,670,083	29,863,288	130,560	29,993,848
(Loss)/profit for the period	—	—	(1,670,829)	(1,670,829)	7,754	(1,663,075)
Other comprehensive loss	—	(9,256)	—	(9,256)	—	(9,256)

Total comprehensive (loss)/income for the period	—	(9,256)	(1,670,829)	(1,680,085)	7,754	(1,672,331)

Dividends proposed and approved	—	—	(1,298,858)	(1,298,858)	—	(1,298,858)
Appropriation of safety production fund	—	44,238	(44,238)	—	—	—

Balance at 30 June 2020	10,823,814	4,404,373	11,656,158	26,884,345	138,314	27,022,659

Interim condensed consolidated statement of changes in equity (Continued)

	Unaudited
	Attributable to owners of the Company
	Share capital	Other reserves	Retained earnings	Total	Non-controlling interests	Total equity
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Balance at 1 January 2019	10,823,814	4,361,940	15,160,309	30,346,063	116,378	30,462,441

Profit for the period	—	—	1,143,560	1,143,560	6,476	1,150,036
Other comprehensive loss	—	(3,667)	—	(3,667)	—	(3,667)

Total comprehensive (loss)/income for the period	—	(3,667)	1,143,560	1,139,893	6,476	1,146,369

Dividends proposed and approved	—	—	(2,705,953)	(2,705,953)	—	(2,705,953)
Appropriation of safety production fund	—	5,314	(5,314)	—	—	—

Balance at 30 June 2019	10,823,814	4,363,587	13,592,602	28,780,003	122,854	28,902,857

Interim condensed consolidated statement of cash flows

	Unaudited
	Six months ended 30 June
	2020	2019
	RMB’ 000	RMB’ 000
Cash flows from operating activities
Cash (used in)/generated from operating activities	(2,684,204)	702,670
Interest paid	(34,763)	(25,561)
Income tax paid	(219,962)	(456,696)

Net cash (inflow)/outflow from operating activities	(2,938,929)	220,413

Cash flows from investing activities
Dividends received from joint ventures and associates	51,432	18,152
Interest received from structured deposits	73,170	57,306
Interest received	184,124	218,568
Net proceeds from settlement of foreign exchange options	1,031	(15,350)
Net proceeds from disposal of property, plant and equipment	19,410	12,098
Cash received from time deposits within one year	500,000	1,500,000
Cash received from structured deposits	7,200,000	2,700,000
Cash payment of structured deposits	(7,600,000)	(500,000)
Cash payment for time deposits within one year	(1,000,000)	(3,000,000)
Cash payment for time deposits above one year	(1,500,000)	—
Payments for acquisition of subsidiary	(340,369)	—
Payments for sale of financial assets at fair value through other comprehensive income	(13,185)	(14,219)
Cash held by the subsidiary before acquisition	54	—
Purchases of property, plant and equipment and other long-term assets	(696,245)	(565,379)

Net cash (inflow)/outflow from investing activities	(3,120,578)	411,176

Cash flows from financing activities
Proceeds from borrowings	3,438,100	2,405,100
Principal elements of lease payments	(9,498)	(4,078)
Repayments of borrowings	(1,958,562)	(1,839,897)
Dividends paid to the Company’s shareholders	(888)	—

Net cash inflow from financing activities	1,469,152	561,125

Net (decrease)/increase in cash and cash equivalents	(4,590,355)	1,192,714
Cash and cash equivalents at beginning of the period	7,449,699	8,741,893
Exchange gains on cash and cash equivalents	5,923	6,444

Cash and cash equivalents at end of the period	2,865,267	9,941,051

Notes to the condensed consolidated interim financial information

1	Basis of preparation

This condensed consolidated interim financial information for the six months ended 30 June 2020 has been prepared in accordance with International Accounting Standard 34 (“IAS 34”), ‘Interim financial reporting’. The condensed consolidated interim financial information should be read in conjunction with the annual financial statements for the year ended 31 December 2019, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”).

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period, except for the adoption of new and amended standards as set out below.

(a)	New and amended standards adopted by the Group

The Group has applied the following standards and amendments for the first time for their current reporting period commencing 1 January 2020:

•	Amendments to IAS 1 ‘Presentation of financial statements’ and IAS 8 ‘Accounting Policies, Changes in Accounting Estimates and Errors’

•	Amendments to IFRS 3 ‘Business Combinations’

•	Amendments to conceptual Framework of IASB, and

•	Amendments to IFRS 9 ‘Prepayment Features with Negative Compensation’, IAS 39 ‘Financial Instruments: Recognition and Measurement’ and IFRS 7 ‘Financial Instruments: Disclosures’.

(b)	New standards and interpretations not yet adopted

The following new standards, amendments to standards and interpretations have been issued but are not effective for the financial year beginning on 1 January 2020 and have not been early adopted by the Group:

•	IFRS 17 ‘Insurance Contracts’, effective for the accounting period beginning on or after 1 January 2023, and

•	Amendments to IFRS 10 ‘Sale or contribution of assets between an investor and its associate or joint venture’.

The new standards and interpretations that are not yet effective are not expected to have a material impact on the Group in the current or future reporting periods and on foreseeable future transactions.

Notes to the condensed consolidated interim financial information (Continued)

2	Segment information

The basis of segmentation and the basis of measurement of segment profits or losses, and assets and liabilities are consistent with those of the annual financial statements for the year ended 31 December 2019.

Six months ended 30 June 2020	Synthetic fibers RMB’ 000	Resins and plastics RMB’ 000	Intermediate petrochemicals RMB’ 000	Petroleum products RMB’ 000	Trading of petrochemical products RMB’ 000	Others RMB’ 000	Total RMB’ 000
Total segment revenue	720,697	4,479,214	9,192,552	24,275,022	5,889,864	660,449	45,217,798
Inter segment revenue	—	(47,073)	(5,080,015)	(3,940,247)	(192,470)	(330,435)	(9,590,240)

Revenue from external customers	720,697	4,432,141	4,112,537	20,334,775	5,697,394	330,014	35,627,558

Timing of revenue recognition
At a point in time	720,697	4,432,141	4,112,537	20,334,775	5,696,343	330,014	35,626,507
Over time	—	—	—	—	1,051	—	1,051

	720,697	4,432,141	4,112,537	20,334,775	5,697,394	330,014	35,627,558

Total gross (loss)/profit	(323,920)	(226,806)	(383,396)	(1,720,744)	48,550	(17,327)	(2,623,643)

Six months ended 30 June 2019	Synthetic fibers RMB’ 000	Resins and plastics RMB’ 000	Intermediate petrochemicals RMB’ 000	Petroleum products RMB’ 000	Trading of petrochemical products RMB’ 000	Others RMB’ 000	Total RMB’ 000
Total segment revenue	1,219,618	5,372,785	12,138,660	32,291,902	13,434,925	755,551	65,213,441
Inter segment revenue	—	(239,302)	(6,877,155)	(5,668,424)	(120,706)	(352,628)	(13,258,215)

Revenue from external customers	1,219,618	5,133,483	5,261,505	26,623,478	13,314,219	402,923	51,955,226

Timing of revenue recognition
At a point in time	1,219,618	5,133,483	5,261,505	26,623,478	13,308,687	402,923	51,949,694
Over time	—	—	—	—	5,532	—	5,532

	1,219,618	5,133,483	5,261,505	26,623,478	13,314,219	402,923	51,955,226

Total gross (loss)/profit	(201,185)	423,781	426,682	134,331	73,757	42,356	899,722

Notes to the condensed consolidated interim financial information (Continued)

2	Segment information(continued)

	Six months ended 30 June
	2020	2019
	RMB’ 000	RMB’ 000
Segment result – (loss)/profit from operations
Synthetic fibres	(337,374)	(222,079)
Resins and plastics	(313,186)	332,716
Intermediate petrochemicals	(460,168)	336,548
Petroleum products	(1,745,070)	111,120
Trading of petrochemical products	20,983	40,762
Others	95,706	55,521

(Loss)/profit from operations	(2,739,109)	654,588

Finance income – net	151,022	213,744
Share of net profit of associates and joint ventures accounted for using the equity method	278,712	497,230

(Loss)/profit before income tax	(2,309,375)	1,365,562

Notes to the condensed consolidated interim financial information (Continued)

2	Segment information (continued)

	As at	As at
	30 June 2020	31 December 2019
	Total assets	Total assets
	RMB’ 000	RMB’ 000
Allocated assets
Synthetic fibres	963,616	997,650
Resins and plastics	1,715,148	1,802,681
Intermediate petrochemicals	3,386,704	3,721,337
Petroleum products	12,494,266	14,014,403
Trading of petrochemical products	1,444,611	1,492,405
Others	2,256,266	2,294,668

Allocated assets	22,260,611	24,323,144

Unallocated assets
Investments accounted for using the equity method	5,435,290	5,208,758
Cash and cash equivalents	2,865,267	7,449,699
Time deposits with banks	7,022,284	5,020,073
Deferred tax assets	817,445	150,832
Financial assets at fair value through profit or loss	3,727,444	3,318,407
Derivative financial assets	21,394	263
Others	21,842	22,899

Unallocated assets	19,910,966	21,170,931

Total assets	42,171,577	45,494,075

Notes to the condensed consolidated interim financial information (Continued)

2	Segment information (continued)

	As at	As at
	30 June 2020	31 December 2019
	Total liabilities	Total liabilities
	RMB’ 000	RMB’ 000
Allocated liabilities
Synthetic fibres	253,719	340,034
Resins and plastics	1,421,319	1,372,574
Intermediate petrochemicals	1,534,622	1,736,967
Petroleum products	7,379,088	8,482,596
Trading of petrochemical products	1,376,911	1,946,530
Others	83,527	73,127

Allocated liabilities	12,049,186	13,951,828

Unallocated liabilities
Borrowings	3,030,000	1,547,600
Deferred tax liabilities	36,704	—
Derivative financial liabilities	33,028	799

Unallocated liabilities	3,099,732	1,548,399

Total liabilities	15,148,918	15,500,227

Notes to the condensed consolidated interim financial information (Continued)

3	(Loss)/profit before income tax

(a)	Finance income - net

	Six months ended 30 June
	2020	2019
	RMB’ 000	RMB’ 000
Interest income	176,082	209,960
Net foreign exchange gains	3,060	24,432

Finance income	179,142	234,392

Interest on bank and other borrowings	(35,274)	(21,905)
Less: amounts capitalized on qualifying assets	7,154	1,257

Finance expenses	(28,120)	(20,648)

Finance income – net	151,022	213,744

(b)	Other gains/(losses) – net

	Six months ended 30 June
	2020	2019
	RMB’ 000	RMB’ 000
Gains from structured deposits	82,207	41,497
Net gains/(losses) on disposal of property, plant and equipment	2,186	(18,724)
Net gains/(losses) on foreign exchange option contracts and forward exchange contracts	1,275	(11,982)
Net foreign exchange losses	(1,366)	(9,874)
Net losses on selling of FVOCI	(13,185)	(14,219)

	71,117	(13,302)

Notes to the condensed consolidated interim financial information (Continued)

3 Profit before income tax (continued)

(c) Operating items

	Six months ended 30 June
	2020	2019
	RMB’ 000	RMB’ 000
Depreciation	(780,290)	(810,197)
Research and development costs	(47,528)	(21,379)
(Provision)/reversal of inventory write-down	(3,836)	26,743
Net gains/(losses) on disposal of property, plant and equipment	2,186	(18,724)
Impairment of construction in progress	—	(486)

4 Income tax expense

	Six months ended 30 June
	2020	2019
	RMB’ 000	RMB’ 000
Provision for PRC income tax for the period	(17,477)	(217,114)
Deferred taxation	663,777	1,588

	646,300	(215,526)

The provision for PRC income tax is calculated at the rate of 25% (six months ended 30 June 2019: 25%) on the estimated taxable income of the six months ended 30 June 2020 determined in accordance with relevant income tax rules and regulations.

Notes to the condensed consolidated interim financial information (Continued)

5 (Losses)/earnings per share

(a) Basic

The calculation of basic (losses)/earnings per share is based on the loss attributable to equity shareholders of the Company for the six months ended 30 June 2020 of RMB1,670,829 thousands (six months ended 30 June 2019: profit of RMB1,143,560 thousands) and 10,823,813,500 shares (six months ended 30 June 2019: 10,823,813,500 shares) in issue during the interim period.

	Six months ended 30 June
	2020	2019
	RMB’ 000	RMB’ 000
(Loss)/profit attributable to owners of the Company	(1,670,829)	1,143,560
Weighted average number of ordinary shares in issue (thousands of shares)	10,823,814	10,823,814

Basic (losses)/earnings per share (RMB per share)	RMB (0.154)	RMB 0.106

(b) Diluted

There were no dilutive potential ordinary shares, therefore diluted earnings per share is the same as basic earnings per share.

6 Dividends

Pursuant to a resolution passed at the Annual General Meeting held on 18 June 2020, a total dividend of RMB1,298,858 thousand was declared for the year ended 31 December 2019 and subsequently paid in July 2020. The Board of Directors did not propose any dividend in respect of the six months ended 30 June 2020.

Pursuant to a resolution passed at the Annual General Meeting held on 20 June 2019, a total dividend of RMB2,705,953 thousand was declared for the year ended 31 December 2018 and subsequently paid in July 2019. The Board of Directors did not propose any dividend in respect of the six months ended 30 June 2019.

Notes to the condensed consolidated interim financial information (Continued)

7 Trade and other receivables

	As at	As at
	30 June 2020	31 December 2019
	RMB’ 000	RMB’ 000
Trade receivables	87,149	120,739
Less: impairment provision	—	—

	87,149	120,739

Amounts due from related parties	1,764,146	1,521,187

	1,851,295	1,641,926

Other receivables	79,622	26,101

	1,930,917	1,668,027

Notes to the condensed consolidated interim financial information (Continued)

7 Trade and other receivables (continued)

The interest receivable amounted of RMB674 thousands was recorded in the balance of other receivables (31 December 2019: RMB10,927 thousands).

Amounts due from related parties mainly represent trade-related balances, unsecured in nature and bear no interest.

The aging analysis based on invoice date of trade receivables and amounts due from related parties excluded prepayments (net of allowance for doubtful debts) is as follows:

	As at 30 June 2020 RMB’ 000	As at 31 December 2019 RMB’ 000
Within one year	1,851,295	1,641,926

Movements of the Group’s impairment provision for trade and other receivables are as follows:

	Six months ended 30 June
	2020	2019
	RMB’ 000	RMB’ 000
As at 1 January	139	198
Provision for receivables impairment	—	2

As at 30 June	139	200

As at 30 June 2020 and 31 December 2019, no trade receivables was pledged as collateral.

Sale to third parties are generally on cash basis or on letter of credit. Subject to negotiation, credit is generally only available for major customers with well-established trading records.

Notes to the condensed consolidated interim financial information (Continued)

8 Borrowings

	As at 30 June 2020	As at 31 December 2019
	RMB’ 000	RMB’ 000
Credit loan due within one year-Short term bank loans	3,030,000	1,547,600

The weighted average interest rate for the Group’ s borrowings was 2.88% as at 30 June 2020 (31 December 2019: 3.35%).

As at 30 June 2020 and 31 December 2019, no borrowings were secured by property, plant and equipment.

The Group has the following undrawn facilities:

	As at 30 June 2020	As at 31 December 2019
	RMB’ 000	RMB’ 000
Expiring within one year	12,203,816	15,101,233
Expiring beyond one year	6,100,000	2,500,000

	18,303,816	17,601,233

These facilities have been arranged to finance the working capitals as well as ongoing investments on long-term assets.

The Company does not have any exposure to collateralized debt obligations. The Company has sufficient headroom to enable it to conform to covenants on its existing borrowings. The Company has sufficient undrawn financing facilities to service its operating activities and ongoing investments.

Notes to the condensed consolidated interim financial information (Continued)

9 Trade and other payables

	As at 30 June 2020	As at 31 December 2019
	RMB’ 000	RMB’ 000
Trade payables	1,709,215	2,142,402
Bills payable	850,800	673,900
Amounts due to related parties	5,083,409	5,708,394

	7,643,424	8,524,696

Staff salaries and welfares payable	528,567	189,547
Taxes payable (exclude income tax payable)	1,584,480	3,577,018
Interest payable	2,197	1,686
Dividends payable	671,914	29,144
Construction payable	116,206	277,184
Other liabilities	1,084,736	439,119

	3,988,100	4,513,698

	11,631,524	13,038,394

As at 30 June 2020 and 31 December 2019, all trade and other payables of the Group were non-interest bearing, and their fair value, approximated their carrying amounts due to their short maturities.

As at 30 June 2020, the amounts due to related parties included the dividend payable due to Sinopec Corp. of RMB655,200 thousands (31 December 2019: Nil).

As at 30 June 2020 and 31 December 2019, the ageing analysis of the trade payables (including amounts due to related parties of trading in nature) and bills payable based on invoice date were as follows:

	As at 30 June 2020	As at 31 December 2019
	RMB’ 000	RMB’ 000
Within one year	7,617,002	8,509,327
Between one and two years	25,094	11,209
Over two years	1,328	4,160

	7,643,424	8,524,696

Notes to the condensed consolidated interim financial information (Continued)

10 Reserves

	Legal surplus	Capital surplus	Surplus reserve	Other reserve	Hedging	Share premium	Safety production fund	Retained earnings	Total
	RMB’ 000	RMB’ 000	RMB’ 000	RMB’ 000	RMB’ 000	RMB’ 000	RMB’ 000	RMB’ 000	RMB’ 000
Balance at 1 January 2019	4,072,476	13,739	101,355	10,389	—	106,846	57,135	15,160,309	19,522,249

Net profit attributable to shareholders of the Company	—	—	—	—	—	—	—	1,143,560	1,143,560
Dividends proposed and approved	—	—	—	—	—	—	—	(2,705,953)	(2,705,953)
Appropriation of safety production fund	—	—	—	—	—	—	5,314	(5,314)	—
Share of other comprehensive loss of investments accounted for using the equity method	—	—	—	(3,667)	—	—	—	—	(3,667)

Balance at 30 June 2019	4,072,476	13,739	101,355	6,722	—	106,846	62,449	13,592,602	17,956,189

Balance at 1 January 2020	4,072,476	13,739	101,355	17,838	—	106,846	57,137	14,670,083	19,039,474

Net loss attributable to shareholders of the Company	—	—	—	—	—	—	—	(1,670,829)	(1,670,829)
Dividends proposed and approved	—	—	—	—	—	—	—	(1,298,858)	(1,298,858)
Appropriation of safety production fund	—	—	—	—	—	—	44,238	(44,238)	—
Change in fair value of hedging instruments	—	—	—	—	(87,138)	—	—	—	(87,138)
Reclassified to cost of inventory	—	—	—	—	75,794	—	—	—	75,794
Deferred income tax	—	—	—	—	2,836	—	—	—	2,836
Share of other comprehensive loss of investments accounted for using the equity method	—	—	—	(748)	—	—	—	—	(748)

Balance at 30 June 2020	4,072,476	13,739	101,355	17,090	(8,508)	106,846	101,375	11,656,158	16,060,531

By Order of the Board Sinopec Shanghai Petrochemical Company Limited Huang Fei Joint Company Secretary

Shanghai, the PRC, 26 August 2020